August 1, 2008

Via U.S. Mail and Facsimile (414-524-3232)

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue, P.O. Box 591
Milwaukee, Wisconsin 53201

      Re: Johnson Controls, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed November 29, 2007
              File No. 1-05097

Dear Mr. McDonald:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of an OFAC Enforcement Information release dated May 2, 2008, which states that your subsidiary, York International Corporation, has paid a penalty to settle allegations of violations of the Iranian Transactions Regulations and the Sudanese Sanctions Regulations. In addition, you state on page 3 of the Form 10-K that you own plants in the Middle East, and on page 6 that you operate in the Middle East.

   Since the Middle East as a region is generally understood to include Iran, Sudan, and Syria, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls, please advise us whether you have business contacts with, or operations in, these countries. We note that your Form 10-K does not include disclosure regarding any contacts with these countries. If applicable, please describe to us the nature and extent of your past, current, and anticipated contact with Iran, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.

2. You state on page 13 of the Form 10-K that you are offering "continued cooperation" to federal agencies such as the Departments of Treasury and Commerce. Please clarify to us whether your cooperation with these agencies is respect to proceedings instituted against you for alleged violations of U.S. economic sanctions and export controls. If so, please tell us, in reasonable detail and with a view to disclosure in future filings, the material facts underlying the proceedings against you or any of your subsidiaries. Your description should include the names of the specific agencies (for example, OFAC or BIS) involved, the nature and dates of the alleged violations, the resolution or current status of the proceedings, and any dollar amounts paid by you as part of a penalty or settlement. Finally, briefly discuss any remedial or preventative measures you have undertaken or intend to implement in the context of the alleged violations.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance